Ford

NEWS

Contact:        George Pipas
                313-323-9216
                gpipas@ford.com

Go to http://media.ford.com for news releases and high-resolution photographs.

IMMEDIATE RELEASE
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F-SERIES TRUCK DRIVES FORD TO MARCH SALES INCREASE

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o F-Series March sales were 80,056 - up 18 percent compared with a year ago.
o Ford's overall March sales were up 3 percent.
o Ford's O'Connor: "March was a solid month and tax refunds should help keep spring sales brisk."

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DEARBORN, Mich., April 1 - Ford's F-Series truck drove Ford Motor Company to higher sales in March. America's perennial best-selling vehicle posted March sales of 80,056, up 18 percent compared with a year ago. March was the seventh month in a row F-Series achieved a double-digit sales increase - a streak coinciding with the introduction of the all-new F-150 last September.

Overall, U.S. customers purchased or leased 310,565 cars and trucks from Ford, Mercury, Lincoln, Jaguar, Volvo, and Land Rover dealers in March, up 3 percent compared with a year ago. Sales of trucks (pickups, sport utilities, and vans) were 202,799, up 8 percent. Sales of passenger cars were 107,766, down 7 percent.

"March was a solid month and tax refunds should help keep spring sales brisk," said Jim O'Connor, Ford group vice president, North America Marketing, Sales and Service.

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In addition to higher F-Series sales, the company continued to see higher sales for sport utility vehicles (up 5 percent) and its premium brands. Lincoln sales were up 9 percent, Jaguar sales were up 11 percent and Volvo sales were up 6 percent - its 17th month in a row of higher sales. Land Rover sales were down slightly from last year's record sales.

Ford, America's best-selling brand of cars and trucks for 17 years in a row, posted sales of 259,791, up 2 percent compared with a year ago, including a sales increase of 16 percent for its legendary pony car, the Ford Mustang. Since its introduction almost 40 years ago (April 17, 1964), over 7.6 million Mustangs have been sold in the U.S.

Mercury sales were up 6 percent in March on higher sales of the Mercury Mountaineer (up 27 percent) and added sales from the Mercury Monterey minivan.

Year-to-date through March, the company's sales were 802,295, down 1 percent compared with the same period a year ago. Sales of trucks were 536,653, up 4 percent, and sales of passenger cars were 265,642, down 11 percent.


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